INTEGRA RESOURCES ANNOUNCES CLOSING OF C$35 MILLION FINANCING, INCLUDING STRATEGIC
INVESTMENT FROM WHEATON PRECIOUS METALS

Vancouver, British Columbia - March 16, 2023 - Further to the joint news release of Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) and Millennial Precious Metals Corp. ("Millennial") (TSX-V: MPM, OTCQB: MLPMF) dated February 27, 2023 announcing Integra's intention to combine with Millennial (the "Transaction"), the Company announces that it has completed its bought deal private placement of 35,000,000 subscription receipts (the "Subscription Receipts") at a price of C$0.70 per Subscription Receipt (the "Offering Price") for gross proceeds of C$24.5 million (the "Brokered Offering"), and a concurrent non-brokered private placement (the "Non-Brokered Offering") with Wheaton Precious Metals Corp. ("WPM") of 15,000,000 Subscription Receipts at the Offering Price for gross proceeds of C$10.5 million. The Offering was conducted by Raymond James Ltd., BMO Capital Markets and Cormark Securities Inc. (collectively, the "Underwriters").

The gross proceeds from the Brokered Offering and the Non-Brokered Offering have been placed into escrow with TSX Trust Company (the "Subscription Receipt Agent"). Each Subscription Receipt represents the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Transaction other than the issuance of the consideration shares to shareholders of Millennial) (the "Escrow Release Conditions"), without payment of additional consideration, one common share in the capital of Integra (each an "Integra Share" and collectively, the "Integra Shares") subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement entered into today among the Company, the Underwriters, WPM and the Subscription Receipt Agent (the "Subscription Receipt Agreement"). If the Escrow Release Conditions are satisfied on or before June 9, 2023 (the "Termination Date"), the escrowed funds, together with interest earned thereon, will be released to the Company. If the Escrow Release Conditions are not satisfied prior to the Termination Date, the escrowed funds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the Subscription Receipts, and the Subscription Receipts will be cancelled and have no further force and effect. The Subscription Receipts, including the Integra Shares issuable upon conversion thereof, are subject to a statutory hold period expiring on July 17, 2023.

In connection with the Brokered Offering, and assuming the Escrow Release Conditions are satisfied prior to the Termination Date, the Underwriters will receive a cash commission equal to 6.0% of the gross proceeds from the sale of Subscription Receipts, which commission will be reduced to 4.0% in respect of certain president's list purchasers.

Following completion of the Transaction, the net proceeds from the Private Placements are expected to be used to fund an updated resource estimate and Mine Plan of Operations at the DeLamar Project, an updated resource estimate and a Preliminary Economic Assessment for the Wildcat and Mountain View Projects, permit advancement, and for working capital and general corporate purposes.

The securities being offered pursuant to the Brokered Offering and the Non-Brokered Offering have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp., which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 million in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, Integra has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now Pre-feasibility Study (the "PFS"). An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under Integra's profile at www.sedar.com and on Integra's website at www.integraresources.com.

About Millennial Precious Metals

Millennial (TSXV:MPM, OTCQB:MLPMF) is an exploration and development company focused on unlocking quality ounces through the responsible expansion of its eight gold and silver projects located in Nevada and Arizona, USA. Millennial plans to accelerate the development of its two flagship projects located in Nevada: Wildcat and Mountain View. The Wildcat Inferred Mineral Resource estimate contains 776,000 ounces of oxide Au (60.8 million tonnes at 0.40 g/t Au; effective date of November 18, 2020) and the Mountain View Inferred Mineral Resource estimate contains 427,000 ounces of oxide Au (23.2 million tonnes at 0.57 g/t Au; effective date of November 15, 2020). Technical reports titled "NI 43-101 Technical Report Resource Estimate for the Wildcat Project, Pershing County, Nevada, United States", dated November 20, 2020 with an effective date of November 18, 2020 prepared by William J. Lewis, B.Sc., P.Geo., Rodrigo Calles-Montijo, MSc., CPG, and Leonardo de Souza, MAusIMM (CP) and "NI 43-101 Technical Report for the Mountain View Project, Washoe County, Nevada, USA", dated November 25, 2020 with an effective date of November 15, 2020, prepared by William J. Lewis, B.Sc., P.Geo., Rodrigo Calles-Montijo, MSc., CPG, and Leonardo de Souza, MAusIMM (CP) are available on Millennial's issuer profile on SEDAR at www.sedar.com.

On Behalf of the Board of Directors

George Salamis

President, CEO and Director

Contact Information

Inquiries: ir@integraresources.com

Corporate inquiries: ir@integraresources.com

Office phone: 1-604-416-0576

MILLENNIAL CONTACT INFORMATION

Jason Kosec

President, CEO and Director

jason.kosec@millennialpm.com

Phone: 250-552-7424

Website: https://millennialpreciousmetals.com/

Forward Looking and Other Cautionary Statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the proposed use of the net proceeds from the Brokered Offering and the Non-Brokered Offering; the ability of Integra to consummate the Transaction and satisfy the Escrow Release Conditions; anticipated advancement of mineral properties or programs; future operations; future growth potential of Integra; the preparation of an updated Mineral Resource Estimate and Mine Plan of Operations at the DeLamar Project; the preparation of the Wildcat and Mountain View PEA; the Consolidation; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Companies' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans. These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the impact of COVID-19 on the timing of exploration and development work; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Such factors are described in detail in the Supplements and the documents incorporated by reference in the Supplements.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.